[Friedman, Billings, Ramsey & Co., Inc. Letterhead]
November 15, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AMERISAFE, Inc.
Registration Statement on Form S-1
(No. 333-127133)
Ladies and Gentlemen:
     We hereby join AMERISAFE, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will become effective at 4:00 PM, Eastern Time, on November 17, 2005.
     In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated October 31, 2005:

Underwriters	50
Dealers	0
Individuals and Corporations	2275

Very truly yours,

FRIEDMAN, BILLINGS, RAMSEY & CO., INC. WILLIAM BLAIR & COMPANY, LLC

By:	Friedman, Billings, Ramsey & Co., Inc.

	By:	/s/ James R. Kleeblatt

Name: James R. Kleeblatt
Title: Senior Managing Director